UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th July, 2016	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 20th July, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating a Press Release.

Exhibit I

CIN: L65920MH1994PLC080618	HDFC Bank Limited,
Email: shareholder.grievances@hdfcbank.com	Process House,
Website: www.hdfcbank.com	Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai- 400 013
Tel.: 022-2498 8484
Fax: 022-2496 5235

20th July, 2016

New York Stock Exchange

11, Wall Street,

New Yoork,

NY 10005

USA

Dear Sir,

Re: Press Release.

HDFC Bank has outstanding bonds totaling to approx USD 1.20 bn issued from the Bahrain branch. These bonds have a dual rating from Standard & Poor’s (S&P) of BBB- and Moody’s of Baa3. In February 2016, consequent to a downgrade in the rating of Bahrain, S&P put the Bonds issued by HDFC Bank, Bahrain branch on CreditWatch with Negative implications. The issuer rating however remained unaffected at BBB-.

Subsequently, the Bank has modified the existing structure of the bonds. Under the revised structure, if any event materializes thereby restraining the Bank’s ability to service the bonds from Bahrain branch, the Bank will service the bonds from any branch in India or from the Hong Kong branch. Consequent to these modifications, on 19th July 2016, S&P issued a release removing the CreditWatch and re-affirming the long-term issue ratings on the senior unsecured bonds issued by the Bahrain branch of HDFC Bank Ltd at BBB-

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) & Company Secretary

Encl: S&P Release.

‘BBB-’ Rating On Senior Bonds By HDFC Bank’s Bahrain Branch Affirmed; Off Watch Negative

Primary Credit Analyst:

Amit Pandey, Singapore (65) 6239-6344; amit.pandey@spglobal.com

Secondary Contact:

Deepali V Seth Chhabria, Mumbai (91) 22-3342-4186; deepali.seth@spglobal.com

SINGAPORE (S&P Global Ratings) July 19, 2016—S&P Global Ratings today affirmed its ‘BBB-’ long-term issue ratings on the senior unsecured bonds issued by the Bahrain branch of HDFC Bank Ltd. (BBB-/Stable/A-3). We removed the ratings from CreditWatch, where they were placed with negative implications on Feb. 22, 2016.

At the same time, we raised the Greater China regional scale rating on HDFC Bank’s Chinese yuan (CNY) 150 million 4.30% bond maturing 2018 to ‘cnA-’ from ‘cnBBB+’, and removed it from CreditWatch, where it was placed with developing implications on Feb. 22, 2016. The ‘cnA-’ Greater China regional scale rating on the CNY bonds is in line with S&P Global Ratings’ “National And Regional Scale Mapping Tables,” published June 1, 2016, on RatingsDirect.

Our rating actions follow HDFC Bank’s announcement that it has put in place a structure such that, if an event materializes to prevent the bank’s Bahrain branch from making payments under the notes, HDFC Bank’s Hong Kong branch or a branch in India is obligated to make full and timely payment under these notes. We understand that HDFC Bank has already obtained specific approval from the Reserve Bank of India to make the payment for debt obligations arising on these bonds. With regard to the Hong Kong branch, we are not aware of any regulation that will specifically prohibit the bank from making payment to these bondholders.

As such, we do not consider the ratings on these bonds to be constrained by the rating on the host country (Bahrain). We rate such bonds issued by the Bahrain branch at the same level as the rating on HDFC Bank. Our “Assessing Bank Branch Creditworthiness” criteria published Oct. 14, 2013, enables us to consider these branches as effective obligors in situations when the Bahrain branch is unable to make payments under the notes.

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‘BBB-’ Rating On Senior Bonds By HDFC Bank’s Bahrain Branch Affirmed; Off Watch Negative

Ratings List

Upgraded

	To	From
Greater China Regional Scale Issue Ratings
HDFC Bank CNY150 mil, 4.30% due 2018	cnA-	cnBBB+/Watch Dev

Ratings Affirmed

Global Scale Issue Ratings

HDFC Bank CNY150 mil, 4.30% due 2018	BBB-	BBB-/Watch Neg
HDFC Bank US$500 mil, 3.00% due 2018	BBB-	BBB-/Watch Neg
HDFC Bank US$595 mil, 3.00% due 2016	BBB-	BBB-/Watch Neg

RELATED CRITERIA AND RESEARCH

Related Criteria

•	General Criteria: S&P Global Ratings’ National And Regional Scale Mapping Tables - June 01, 2016

•	General Criteria: National And Regional Scale Credit Ratings - September 22, 2014

•	General Criteria: Group Rating Methodology - November 19, 2013

•	Criteria - Financial Institutions - Banks: Assessing Bank Branch Creditworthiness - October 14, 2013

•	Criteria - Financial Institutions - Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions - July 17, 2013

•	Criteria - Financial Institutions - Banks: Revised Market Risk Charges For Banks In Our Risk-Adjusted Capital Framework - June 22, 2012

•	Criteria - Financial Institutions - Banks: Banks: Rating Methodology And Assumptions - November 09, 2011

•	Criteria - Financial Institutions - Banks: Banking Industry Country Risk Assessment Methodology And Assumptions - November 09, 2011

•	Criteria - Financial Institutions - Banks: Bank Capital Methodology And Assumptions - December 06, 2010

•	Criteria - Financial Institutions - Banks: Commercial Paper I: Banks - March 23, 2004

•	General Criteria: Use Of CreditWatch And Outlooks - September 14, 2009

Related Research

•	Ratings On Bonds Issued By HDFC Bank’s Bahrain Branch Remain On CreditWatch Negative, May 20, 2016

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Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on the S&P Global Ratings public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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